UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

(Rule 13d)

Under the Securities Exchange Act of 1934

THE ROYAL BANK OF SCOTLAND GROUP plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G76891111
(CUSIP Number)

Stephen Parker
1 Horse Guards Road
London
SW1A 2HW
(+44) 20 7270 5666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2009
(Date of Event which Requires Filing of this Statement)

HM Treasury;
UK Financial Investments Ltd
(Reporting Persons)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Explanatory note:  In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of “TR-1: Notifications of Major Interests in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer.  The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Royal Bank of Scotland Group PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	The Commissioners of Her Majesty’s Treasury
4. Full name of shareholder(s) (if different from 3):	The Solicitor for the Affairs of Her Majesty's Treasury
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14 April 2009
6. Date on which issuer notified:	14 April 2009
7. Threshold(s) that is/are crossed or reached:	70%

2

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB0007547838	22,853,798,818	22,853,798,818	39,644,835,194	39,644,835,194		70.33%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
39,644,835,194	70.33%

3

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

UK Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty’s Treasury)

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty's Treasury
14 Contact name:	Stephen Parker
15. Contact telephone name:	020 7270 5666

For notes on how to complete form TR-1 please see the FSA website.

4

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Commissioners of Her Majesty’s Treasury
Contact address (registered office for legal entities)	1 Horse Guards Road, London, SW1A 2HQ
Phone number & email	020 7270 5666 Stephen.Parker@hm-treasury.x.gsi.gov.uk
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Stephen Parker
Contact address	1 Horse Guards Road, London, SW1A 2HQ
Phone number & email	020 7270 5666 Stephen.Parker@hm-treasury.x.gsi.gov.uk
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

UK Financial Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty’s Treasury)

The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty's Treasury

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2009	Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

/s/ Clive Maxwell
Signature

Clive Maxwell, Director Financial Stability
Name and Title

UK Financial Investments Ltd

/s/ John Kingman
Signature

John Kingman, Chief Executive
Name and Title